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                     THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

CONTRACT AMENDMENT

The "Amount of Death Benefit" provision of the contract is hereby amended to read as follows:

     Amount of Death Benefit. The Death Benefit is determined as of the effective date or deemed effective date of the Death Benefit election and is equal to the greatest of

     a) the Annuity Account Value for the Valuation Period during which the Death Benefit election is effective or is deemed to become effective;

     b) the sum of all the Premium Payment(s) made under the contract less the sum of all partial withdrawals; or

     c) the highest Annuity Account Value ever attained on a Contract Anniversary date, occurring on or before the then current Owner's 80th birthday (or the Annuitant's 80th birthday in the case of a non-natural Owner), with adjustments for any subsequent Premium Payments, partial withdrawals and charges made since such Contract Anniversary Date provided that if there has been a transfer of Ownership, the highest Annuity Account Value must occur after the date of such transfer of Ownership.

However, the Death Benefit on or after the then current Owner's 90th birthday (if a natural person) is the greater of (a) the Annuity Account Value for the Valuation Period during which the Death Benefit election is effective or is deemed to become effective, or (b) the sum of all the Premium Payment(s) with adjustments for any partial withdrawals and charges made under the contract since the Date of Issue.

This amendment is attached to and forms a part of the policy as of its Date of Issue and is to take effect on such date. Except as specifically altered by this amendment, all of the provisions, limitations and exclusions of the policy remain in full force and effect.

Gabriel L. Shaheen, President